United States securities and exchange commission logo





                              August 10, 2023

       Floretta Gogo
       Chief Executive Officer
       The Cannaisseur Group Inc.
       1039 Grant St Se Ste B24
       Atlanta, GA 30315

                                                        Re: The Cannaisseur
Group Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 18, 2023
                                                            File No. 333-262710

       Dear Floretta Gogo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1. We refer to prior comment 1. Please revise the prospectus cover page (as opposed to the registration statement
cover page) to clearly state the offering price of the shares to be offered by you and the
offering price of the shares to be offered by the Selling
                                                        Shareholders.
   2. We note your response to prior comment 1 and your revised disclosure indicating that the
                                                        Selling Shareholders
may offer shares of common stock "from time to time through public or private transactions
at prevailing market prices or privately-negotiated prices." We further note your
disclosure that your shares will not be listed on any exchange before the offering is
consummated. Accordingly, the price at which the shares will be offered must
 Floretta Gogo
The Cannaisseur Group Inc.
August 10, 2023
Page 2
         be fixed until a market develops. Please revise your disclosure accordingly.
Prospectus Summary
Corporate History, page 4

3. We note your response to prior comment 5 and note that you have filed the Atlanda CBD
         Operating Agreement. However, neither this agreement nor any of the others that have been filed appear to provide the governing terms of the Atlanta CBD preferred stock.
         Therefore, we re-issue comment 5. Please file the certificate of incorporation or other equivalent document of Atlanta CBD Inc. that contains the terms of the preferred stock.
         Please also revise your disclosure on page 4 to reflect your statements to us that the preferred stock is not convertible into common stock of your Company and that profit distributions have not been paid to preferred shareholders. Please clarify if there is any cap on profit distributions that could be paid to preferred shareholders.

         Please also revise here, on page 6 and in the Use of Proceeds section to disclose that proceeds from the offering could be used to pay redemption amounts of up to $37,875 if the holders of preferred stock redeem their shares.
Use of Proceeds, page 18

4. We note your disclosure on page 18 that you plan to use the funds raised in this offering to purchase assets to grow your business and that if you do not receive sufficient funds in the offering, you will have to rely on other sources of funds to grow your business. This disclosure inconsistent with the disclosure in the Use of Proceeds table on page 19 indicating that the proceeds will be used for operational costs, marketing, product development and new hires. We further note your disclosure on page 26 that the funds from the offering and other sources, if necessary, will be used to acquire additional assets to support and grow Atlanta CBD's operations.

         Please revise your disclosure here and throughout to clarify whether the funds from the offering will be used to purchase assets you will use to grow your business, develop and market your own products or make further investments in Atlanta CBD's business. To the extent the funds will be used to grow Atlanta CBD's business, rather than your business, please revise prominently through the prospectus to disclose this fact and include appropriate risk factor disclosure. If you anticipate transferring funds raised in this offering to Atlanta CBD, please also revise your disclosure accordingly.
Management's Discussion and Analysis of Financial Conditions and Plan of
Operation
Liquidity
FirstNameand Capital Resources,
          LastNameFloretta  Gogopage 23
Comapany
5.          NameThe
      We note         Cannaisseur
                your statement    Group24Inc.
                               on page     that you have succeeded in securing
investments of up
Augustto10,
         $20,000. Please
            2023 Page 2 revise to describe the material terms of these investments.
FirstName LastName
 Floretta Gogo
FirstName  LastNameFloretta
The Cannaisseur  Group Inc. Gogo
Comapany
August  10, NameThe
            2023     Cannaisseur Group Inc.
August
Page 3 10, 2023 Page 3
FirstName LastName
Description of Business, page 26

6. We refer to prior comment 9. We further note that you continue to use "the Company",
         "we" and "our" to refer to Atlanta CBD. For example:

                On pages 4 and 26, "Our mission is to grow one of the best hemp plants and produce high-quality infused products to provide customers with products and services they trust."
                On pages 4 and 28, "we do not ship such products to those states, and we disclose this and warn consumers of the restrictions on the INNO Medicinals website."
                On page 25, "The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions."
                On page 25, "The Company sells CBD related products in a retail location in Atlanta,
              Georgia and through e-commerce."
                On page 25, "The Company sells products at their one retail location and via web site sales."
                On page 26, "We do not believe that our hemp-derived CBD products..."
                On page 27, "All the full Spectrum Hemp CBD Infused products the Company sells..."
                On page 28, "Our Name, our reputation, and our unique branded products promote a positive shopping experience for customers." as well as the sentence at the end of this paragraph.

         Please revise further to clearly distinguish between your operations and Atlanta CBD's operations.
7. Your disclosure on page 24 states that you are working with a manufacturer to develop a time-release product which you believe is unique to the market and has potential to generate substantial revenue. Please revise your Business section to describe the material terms of this arrangement.
Selling Shares, page 37

8. We note your response to comment 17. Despite your response, the Selling Shares section has not been revised to provide the information required by Item 507 of Regulation S-K.
         Please update the section to provide all required information, including the nature of any position, office, or other material relationship the selling shareholder has had within the past three years and clarify the amount of securities held by the security holder prior to the offering, the amount offered by each security holder and the amount and percentage of the class to be held by each security holder after completion of the offering.
 Floretta Gogo
FirstName  LastNameFloretta
The Cannaisseur  Group Inc. Gogo
Comapany
August  10, NameThe
            2023     Cannaisseur Group Inc.
August
Page 4 10, 2023 Page 4
FirstName LastName
General

9. Please file Exhibit 107 to include filing fees and associated information. Refer to SEC
         Release No. 33-10997 for additional guidance.
10. We note your response to comment 7 of our letter dated March 18, 2022. Please provide a detailed legal analysis regarding whether The Cannaisseur Group, Inc.
(the    Company   )
         and its subsidiaries meet the definition of an    investment company
 under Section
         3(a)(1)(C) of the Investment Company Act of 1940 (   Investment
Company Act   ). In your
         response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators. In your response, please also describe and discuss:
             your proposed treatment of the Company   s interest in Atlanta CBD
Inc. (   Atlanta
             CBD   );
             whether and how Atlanta CBD meets the definition of a majority-owned subsidiary as defined in section 2(a)(24) of the Investment Company Act, including whether the
             Company owns 50% or more of the    voting securities    of the
Company, as that term
             is defined in section 2(a)(42) of the Investment Company Act;
             whether preferred stock issued by Atlanta CBD are    voting
securities    as defined in
             section 2(a)(42) of the Investment Company Act;
             whether the minority shareholders of Atlanta CBD are able to, in practice, control
             Atlanta CBD and appoint the majority of the members of its board of directors by
             virtue of these shareholders    interests in the Company; and
             any other substantive determinations and/or characterizations of assets that are material to your calculations.
11.      Please provide a detailed legal analysis regarding whether the Company and its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(A) of
         the Investment Company Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
(1947) and provide
         legal and factual support for your analysis of each such factor.
12. Please revise your registration statement to provide the information required by Items 13,
         14 and 15 of Form S-1.
 Floretta Gogo
FirstName  LastNameFloretta
The Cannaisseur  Group Inc. Gogo
Comapany
August  10, NameThe
            2023     Cannaisseur Group Inc.
August
Page 5 10, 2023 Page 5
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Elton F. Norman, Esquire